SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                       No       X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No       X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated June 3, 2005, relating to the unusual increase in the trading volume of the Registrant’s shares on June 3, 2005.

Exhibit 99.2:	Press release, dated June 9, 2005, relating to the addition of a new design kit for the Registrant’s 0.18-micron CMOS process for use with Agilent Technologies’ EDA software.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: June 14, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated June 3, 2005, relating to the unusual increase in the trading volume of the Registrant’s shares on June 3, 2005.

Exhibit 99.2:	Press release, dated June 9, 2005, relating to the addition of a new design kit for the Registrant’s 0.18-micron CMOS process for use with Agilent Technologies’ EDA software.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

UNUSUAL MOVEMENT IN TRADING VOLUME

This announcement is made at the request of The Stock Exchange of Hong Kong Limited in relation to the unusual increase in the trading volume of the shares of Semiconductor Manufacturing International Corporation (the “Company”) on 3 June, 2005.

We understand from our share registrar, Computershare Hong Kong Investor Services Limited, that one of our shareholders transferred 517,489,221 shares in our Company (constitute 2.84% of our issued share capital as at 26 May, 2005) on 26 May, 2005 to HKSCC Nominees Limited (“Transfer of Shares”). We understand that the Transfer of Shares involves no change in beneficial ownership. However, the Company is not in a position to know whether this was the sole or partial cause of the relatively high trading volume of our shares on 3 June, 2005. The Company is not aware of any other matter which has or may have caused the unusual increase in trading volume of its shares.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Company aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chairman

Shanghai, PRC

3 June, 2005

Exhibit 99.2

SMIC Adds New Design Kit for its 0.18µm CMOS Process for Use

with Agilent Technologies’ EDA Software

(Shanghai, China, 2005-6-9) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) today announced the availability of a new Advanced Design System (ADS) design kit for its 0.18-micron CMOS process for microwave, RF, mixed-RF, analog, and digital IC design. The new kit contains sets of both passive and active elements, for simulation using ADS. It is designed for use with the latest version of Agilent Technologies’ ADS EDA software. SMIC has worked closely with Agilent to ensure the accuracy and applicability of this new design kit for improving design accuracy and efficiency, and for shortening overall product development time.

SMIC has been providing cost-effective 0.18-micron CMOS processes for IC manufacturing since 2001. SMIC also offers a broad range of technologies for IC manufacturing, with technology capabilities ranging from 0.35-micron to 90-nanometer for applications in logic, mixed signal/RF, high-voltage circuits, embedded and specialty memories, liquid crystal on silicon (LCOS), and CMOS Imaging Sensors, among others.

“This ADS design kit gives our customers excellent design capabilities,” said Paul Ouyang, vice president of Design Services at SMIC. “Having ADS inside our kit gives our customers the advantage of using Agilent’s proven expertise in microwave and RF IC design. Our customers can be confident about the accuracy of their designs when they use this new kit with the powerful ADS simulation technology.”

“With the new SMIC design kit, our mutual customers will have access to fast and accurate IC design simulation,” said John Barr, foundry program manager at Agilent EEsof EDA. “We know how important it is for our customers to get their designs out on schedule, and we believe that users of the SMIC foundry process will enjoy significant time savings through use of new kits such as this one.”

Agilent’s Advanced Design System offers simulation and layout capabilities for complete front-to-back RF and microwave IC design in an integrated design flow. SMIC’s design kits allow designers worldwide to use ADS seamlessly with customized processes in IC manufacturing. For more information about Agilent’s EDA software and applications, visit www.agilent.com/find/eesof.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com.